UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2004

                                     OR

[ ]   TRANSITION REPORT REQUIRED PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from ________ to ________.

Commission File Number 1-9065

                    Ecology and Environment, Inc. 401(k) Plan
                    -----------------------------------------
                            (Full title of the Plan)

               368 Pleasant View Drive, Lancaster, New York 14086
               --------------------------------------------------
                             (Address of the Plan)


                         Ecology and Environment, Inc.
                         -----------------------------
          (Name of issuer of the securities held pursuant to the Plan)

              368 Pleasant View Drive, Lancaster, New York 14086
              --------------------------------------------------
                    (Address of principal executive office)


REQUIRED INFORMATION
--------------------

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Ecology and Environment, Inc. 401(k) plan the "Plan") for the fiscal years ended December 31, 2004 and 2003, together with the reports of Schneider Downs & Co., Inc. and PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firms, are included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBIT
-------
                Exhibit Number        Description of Exhibit
                --------------        ----------------------

                     23.1 Consent of Schneider Downs & Co. Inc., Independent Registered Public
                                      Accounting Firm

                     23.2 Consent of PricewaterhouseCoopers, LLP, Independent Registered Public
                                      Accounting Firm


Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003
----------------------------------------------------------------------------

                                                                    Page
                                                                    ----
Reports of Independent Registered Public Accounting Firms             1

Financial Statements:

     Statements of Net Assets Available for Benefits                  2

     Statements of Changes in Net Assets Available for Benefits       3

     Notes to Financial Statements                                   4-8

Supplemental Schedule:

     Schedule H, line 4i - Schedule of Assets (Held at End of Year)   9


Page 1
------

Report of Schneider Downs & Co., Inc.
Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Participants and Administrator of the Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York


We have audited the accompanying statement of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 and the supplemental schedule of assets (held at end of year) as of December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
January 19, 2006


Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Ecology and Environment, Inc. 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Ecology and Environment, Inc. 401(k) Plan (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP
Buffalo, New York
December 17, 2004


Page 2
------

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,
----------------------------------------------------------------------------

                                                   2004           2003
                                               ------------   ------------
Assets
------
Investments, at fair value (see Note 5)        $19,305,598    $16,520,302

Participant contributions receivable                74,174         79,399
                                               ------------   ------------
     Total assets                              $19,379,772    $16,599,701


Liabilities
-----------

Other liabilities                                       73          ---
                                               ------------   ------------

     Total liabilities                                  73          ---
                                               ------------   ------------

Net assets available for benefits              $19,379,699    $16,599,701
                                               ============   ============



            See accompanying notes to the financial statements.


Page 3
------

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,
----------------------------------------------------------------------------

                                                    2004          2003
                                                -----------   ------------
Additions:
   Additions to net assets:
     Interest                                  $    15,574    $    10,881
     Dividends                                     344,389        240,135
     Net appreciation in fair value of
       investments (see Note 5)                  1,512,177      2,759,393
                                               ------------   ------------
                                                 1,872,140      3,010,409

Contributions:
   Participant                                   2,104,083      1,974,479
   Rollovers                                       197,473        177,518
                                               ------------   ------------
                                                 2,301,556      2,151,997

        Total additions                          4,173,696      5,162,406
                                               ------------   ------------

Deduction from net assets:
   Benefits paid to participants                 1,381,094        778,503
   Administrative expenses                          12,604         26,284
                                               ------------   ------------
        Total deductions                         1,393,698        804,787
                                               ------------   ------------

        Net increase                             2,779,998      4,357,619

Net assets available for benefits:
   Beginning of year                            16,599,701     12,242,082
                                               ------------   ------------

   End of year                                 $19,379,699    $16,599,701
                                               ============   ============


             See accompanying notes to the financial statements.


Page 4
------

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003
----------------------------------------------------------------------------

1.   Description of Plan
     -------------------

     The following description of the Ecology and Environment 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions. On August 1, 2002, the Plan changed the Recordkeeper from Dreyfus Retirement Services (Dreyfus) to MFS Retirement Services, Inc.
(MFS) and changed the Trustee from Dreyfus to Reliance Trust Company. In connection with these changes, a new plan agreement was adopted on August 1, 2002.

     General
     -------

     The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company). Beginning August 1, 2002 the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the plan during the month following their date of hire. Contributions to the Plan were not permitted prior to July 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Contributions
     -------------

     Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code. The elective deferral percentage may be modified the first day of any month. Upon enrollment in the Plan, a participant may direct their contributions in any combination of the seventeen investment options in at least 10 percent increments in each option selected.

     The Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company. There were no Company contributions for the 2004 and 2003 plan years.

      Participant accounts
     --------------------

     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan documents. The benefit to which a participant is entitled is the participant's vested account balance.

     Vesting
     -------

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company contributions after five years of credited service. There is no partial vesting.

Page 5
------

     Participant loans
     -----------------

     Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through bi-weekly payroll deductions.

     Payment of benefits
     -------------------

     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

     Administration
     --------------

     The Plan is administered by the Company. The Company has selected MFS to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee.

     Administrative expenses are paid by the participants and the Company. An asset-based fee is paid by the participants on an annual basis. This amount is deducted from participant accounts and placed in a holding account, which is merged with the MFS Fixed Fund. Any remaining administrative expenses in excess of the amounts which are set aside by the Plan are paid by the Company.

2.   Summary of Accounting Policies
     ------------------------------

     Basis of Accounting:

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments and Related Transactions:

     The Plan's investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation). Interest and dividend income is recognized as earned. Investment transactions are accounting for on the trade date. Participant loans are valued at cost, which approximates fair value.

Page 6
------

     Payment of Benefits:

     Benefits are recorded when paid.

     Use of Estimates:

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

     Reclassifications:

     Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

3.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.   Tax Status
     ----------

     The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan. The Plan was based upon a prototype plan designed by MFS Retirement Services, Inc. and received a favorable determination letter dated April 23, 2002. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


Page 7
------

5.   Investments
     -----------

     The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2004 and 2003:

                                                   2004            2003
                                               ------------    ------------
MFS Mid Cap Growth Fund,
  394,004 and 399,082 shares, respectively     $ 3,522,397     $ 3,116,833
Scudder Equity 500 Index Fund
  25,423 and 0 shares, respectively              3,449,887           ---
MFS Value Fund, 142,707 and 133,750 shares,
  respectively                                   3,302,239       2,720,481
MFS Fixed Fund - Institutional, 2,290,818
  and 2,134,192 shares, respectively             2,290,818       2,134,192
MFS Core Growth Fund, 102,642 and 118,379
  shares, respectively                           1,695,641       1,774,498
MFS Research Bond Fund, 112,680 and 99,923
  shares, respectively                           1,178,629       1,050,196
Fidelity Low Price Stock Fund, 25,348 and
  14,990 shares, respectively                    1,020,238         524,345*
Barclays S&P 500 Stock Fund, 0 and 24,199
  shares, respectively                               ---  *      3,260,527
                                               ------------    ------------

Total of investments representing 5 percent
  or more of the Plan's net assets              16,459,849      14,581,072
                                               ------------    ------------

Participant loan, 5.00% - 10.50%                  269,308         253,604

Ecology and Environment, Inc. Common Stock,
  29,205 and 25,130 shares, respectively           229,259         245,018

Other                                            2,347,182       1,440,608
                                               ------------    ------------

Total investments                              $19,305,598     $16,520,302
                                               ============    ============

* Less than 5%, presented for comparative purposes.

The Plan's investments for the years ended December 31, 2004 and 2003 (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   2004            2003
                                               ------------    ------------
Mutual funds                                   $ 1,560,043     $ 2,665,316

Ecology and Environment, Inc Common Stock          (47,866)         94,077
                                               ------------    ------------

                                               $ 1,512,177     $ 2,759,393
                                               ============    ============

Page 8
------

6.   Transactions with Parties-in-Interest

     As of December 31, 2004 and 2003, the Plan held certain securities issued by the Company as follows:

                                 December 31, 2004       December 31, 2003
                                Number of    Fair       Number of    Fair
                                 shares      value       shares      value
                               ---------------------   ---------------------
Ecology and Environment, Inc.
  Common Stock                    29,205  $  229,259      25,130  $  245,018

Certain plan investments are shares of mutual funds and pooled separate accounts offered by MFS Retirement Services, Inc. (MFS). MFS is also recordkeeper of the plan and custodian of all investments other than Company stock. As of December 31, 2004 and 2003, the Plan held the following investments offered by MFS:

                                 December 31, 2004       December 31, 2003
                                Number of    Fair       Number of    Fair
                                 shares      value       shares      value
                               ---------------------   ---------------------
Mid Cap Growth Fund              394,004  $3,522,397     399,082  $3,116,833
Value Fund                       142,707   3,302,239     133,750   2,720,481
Fixed Fund - Institutional     2,290,818   2,290,818   2,134,192   2,134,192
Core Growth Fund                 102,642   1,695,641     118,379   1,774,498
Research Bond Fund               112,680   1,178,629      99,923   1,050,196
Total Return Fund                 30,043     480,684      26,423     398,989
Aggressive Growth Allocation
  Fund                            14,622     196,516       5,574      65,723
New Discovery Fund                 9,868     161,828       9,301     142,776
Growth Allocation Fund             7,620      99,827       1,301      15,210
Moderate Allocation Fund           7,681      94,478         309       3,490
Money Market                      57,645      57,645      79,399      79,399
Consecutive Allocation Fund        1,668      18,998         797       8,628

During the years ended December 31, 2004 and 2003 the Plan's investments with MFS (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,053,061 and $1,774,131, respectively.


Page 9
------

Ecology and Environment, Inc.
401(k) Plan
EIN:  16-0971022
Plan Number:  003
Schedule H - line 4i - Schedule of Assets (Held at End of Year)
---------------------------------------------------------------

                                      (c) Description of
              (b)Identity of              Investment Including
                 Issue Borrow,            Maturity Date,
                 Lessor or                Collateral, Par, or                  (e) Current
(a)  Shares      Similar Party            Maturity Value             (d) Cost      Value
     ------   ----------------        ------------------------       --------   -----------

     MFS Retirement Services, Inc.
     -----------------------------
 *    394,004        MFS             Mid Cap Growth Fund                 **     $ 3,522,397
 *    142,707        MFS             Value Fund                          **       3,302,239
 *  2,290,818        MFS             Fixed Fund - Institutional          **       2,290,818
 *    102,642        MFS             Core Growth Fund                    **       1,695,641
 *    112,680        MFS             Research Bond Fund                  **       1,178,629
 *     30,043        MFS             Total Return Fund                   **         480,684
 *     14,622        MFS             Aggressive Growth Allocation Fund   **         196,516
 *      9,868        MFS             New Discovery Fund                  **         161,828
 *      7,620        MFS             Growth Allocation Fund              **          99,827
 *      7,681        MFS             Moderate Allocation                 **          94,478
 *     57 645        MFS             Money Market                        **          57,645
 *      1,668        MFS             Conservative Allocation Fund        **          18,998
                                                                                -----------
                                                                                 13,099,700

                Other Investments:
                ------------------
       25,423   Scudder              Equity 500 Index Fund               **       3,449,887
       68,148   Templeton            Foreign Fund                        **         838,218
       25,348   Fidelity             Low Price Stock Fund                **       1,020,238
 *     29,205   Ecology and
                  Environment, Inc.  Common Stock                        **         229,259
 *      ---     Participant Loans    (5.00% - 10.50%)                    -0-        269,308
      287,741      ---               Brokerage Access Account            **         287,741
        3,766   Domini               Social Equity Fund                  **         lll,247
                                                                                -----------

                                                                                $19,305,598
                                                                                ===========


*   Indicates parties-in-interest to the Plan
**  Cost is not required to be presented for participant directed investments.

                                 SIGNATURE
                                 ---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          Ecology and Environment, Inc.
                                                   401(k) Plan
                                          -----------------------------
                                                 (Name of Plan)

                                     By:  Ecology and Environment, Inc.
                                          401(k) Plan Committee
                                          Plan Administrator


                                     By:  /s/RONALD L. FRANK
                                          -----------------------------
                                          RONALD L. FRANK
                                          COMMITTEE MEMBER

DATE: March 10, 2006